Syneron Highlights New Products at IMCAS Asia Meeting

Includes Introduction of High-Energy eTwo System and Recently Launched Gentle Pro-U Series and elos Plus System

YOKNEAM, Israel, Oct. 4, 2012 /PRNewswire/ -- Syneron Medical Ltd. (NASDAQ:ELOS), the leading global aesthetic device company, announced today that it is highlighting several new products at the IMCAS (International Master Course on Aging Skin) Asia meeting, which is taking place from October 4-6, 2012 in Hong Kong. The highlighted new products include a high-energy eTwo™ tabletop platform system, the Gentle Pro-U Series of upgradeable aesthetic laser systems, and the elos Plus™ next generation multi-platform system.

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The eTwo platform, with its Sublime™ and Sublative™ applications, is approved for dermatological procedures requiring ablation and resurfacing in addition to non-invasive wrinkle treatment. The high-energy version of the eTwo system enhances its already effective skin rejuvenation treatments, which increase collagen and elastin production for a brighter and smoother complexion, with minimal dermal disruption across all skin colors and skin tones. It supports Syneron's Sublative iD tips, which are designed to maximize treatment options and results.

Louis P. Scafuri, Chief Executive Officer of Syneron, commented, "The new high-energy eTwo system improves upon the original by allowing for faster treatment times, fewer treatment sessions, and enhanced patient results. It features our unique Sublime and Sublative applications, which provide comprehensive facial rejuvenation in a safe and effective treatment for patients of all skin types. Since its launch earlier this year, the eTwo platform has been well received by our customers because of its exceptional patient satisfaction and favorable cost of acquisition and ownership. We believe the new high-energy version will continue to drive adoption of the eTwo platform in the marketplace."

The Gentle Pro-U Series includes the GentleLase Pro-U long pulse alexandrite laser for hair removal and the treatment of pigmented and vascular lesions, and the GentleYag Pro-U long pulse Nd:YAG laser for hair removal and the treatment of spider veins and telangiectasia. It builds on the strong brand history of Gentle family of aesthetic laser systems with ability to upgrade either system from single to dual wavelength, providing an even more diverse range of treatment capabilities.

elos Plus™ is a next generation multi-platform system featuring Syneron's proprietary elos technology. It is customizable or upgradable utilizing a full range of up to ten in-demand aesthetic applicators, which also includes the Company's globally successful Sublative™ and Sublime™ applications. It has an intuitive fifteen-inch touch screen that offers unparalleled ease-of-use through simple but powerful guided treatment modes for all applications. The system is also equipped with the most popular features from recent Syneron models such as the proprietary Active Dermal Monitoring™, Intelligent Feedback System™ (IFS) and Sublative iD™, making elos Plus™ an ideal choice for any aesthetic practice.

Syneron's and Candela's products, including the high-energy eTwo system, elos Plus™ system, and the Gentle Pro-U Series, will be featured at adjoining booths #B02 and #C01 at the IMCAS Asia meeting.

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets, services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

CONTACT: David Schlachet, Chief Financial Officer, david.schlachet@syneron.com or Zack Kubow, The Ruth Group, +1-646-536-7020, zkubow@theruthgroup.com